Exhibit 99.1

WESTERN WIND ENERGY CORP.

1326 – 885 WEST GEORGIA STREET	TELEPHONE: 604.685.WIND (9463)
VANCOUVER, BC V6C 3E8	FACSIMILE: 604.685.9441
www.westernwindenergy.com

N E W S   R E L E A S E

September 4, 2012

TSX.V Symbol: “WND”

OTCQX Symbol: “WNDEF”

Issued and Outstanding: 68,427,401

Western Wind Responds to Brookfield Renewable’s Acquisition of a Stake in the Company

Vancouver, BC – September 4, 2012 -- Western Wind Energy Corp. -- (TSX Venture Exchange -- "WND") (OTCQX -- "WNDEF") On August 29th 2012, Brookfield Renewable Energy Partners L.P.’s ("Brookfield Renewable") announced that it had acquired an aggregate of 10,727,506 common shares and 319,741 warrants of Western Wind Energy Corp. (the "Company" or "Western Wind"), pursuant to securities purchase agreements with a third-party institutional investor (the "Vendor") dated August 28, 2012 (the “Transaction”). Western Wind wishes to take the opportunity to react to this Transaction.

It is the Company’s understanding that Brookfield Renewable acquired all outstanding shares previously held by Western Wind’s largest institutional shareholder, Goodman & Company (“Goodman”). Though specifics of the transaction are not known, Brookfield Renewables has disclosed that the Vendor has a price protection mechanism in place to cover some or all of the value gain on a potential takeover of Western Wind.

The Company remains fully committed to the sales process led by Rothschild (the “Sales Process”). If Brookfield Renewable wishes to participate in the Sales Process, they will be subject to the same terms and conditions as any other bidder. Brookfield Renewable now owns 16% of shares outstanding, and although they are an important shareholder, they will not have preferential treatment in the Sales Process.

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ABOUT WESTERN WIND ENERGY CORP.

Western Wind is a vertically integrated renewable energy production company that owns and operates wind and solar generation facilities with 165 net MW of rated capacity in production, in the States of California and Arizona. Western Wind further owns a 30-MW solar project nearing construction in Puerto Rico, and substantial wind and solar development assets in the Southwestern U.S., including California. The Company is headquartered in Vancouver, BC and has branch offices in Scottsdale, Arizona and Tehachapi, California. Western Wind trades on the Toronto Venture Exchange under the symbol "WND", and in the United States on the OTCQX under the symbol "WNDEF".

ON BEHALF OF THE BOARD OF DIRECTORS

"SIGNED"

Jeffrey J. Ciachurski
President & Chief Executive Officer

Investor Relations Contact:

Lawrence Casse
AlphaEdge

Tel: (416) 992-7227
Email: alphaedgeinc@gmail.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This news release contains certain statements that may be considered "forward-looking statements, such as references to the intended sale of Western Wind Energy Corp. and its assets. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could" or "should" occur. The forward-looking statements in this press release include statements regarding the proposed sale of the Company and its assets, the disruptive impact of the dissident in regard to the sale process, the adverse effect of the dissident on the sale price and the delay in sale process and loss in shareholder value caused by the dissident. The forward-looking statements included in this press release are based on reasonable assumptions, including, that in regards to the proposed sale of the Company the Company will be able to successfully identify a prospective buyer, negotiate the terms of sale and satisfy all conditions required to

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complete the sale. Factors that may cause results to vary from anticipations include the risk that the proxy dispute with the dissident may disrupt and impede the sale process, the risk that the Company may not be able to successfully identify an appropriate buyer, negotiate acceptable terms or obtain all applicable government, regulatory and shareholder consents required to complete a sale, that the terms of any such consents may not be acceptable to the Company, or, assuming the Company is able to successfully complete the sale, the Company is not able to achieve expected results following such sale.. Although Western Wind Energy Corp. believes the expectations expressed in the forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those contained in forward looking statements. Forward looking statements are based on the beliefs, estimates and opinions of Western Wind Energy Corp.'s management on the date the statements are made. Western Wind Energy Corp. undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change, except as required by law.

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